EXHIBIT 99.1

Innovation Beverage Group Limited Announces Pricing of $6 Million Public Offering

SYDNEY, March 13, 2026 (GLOBE NEWSWIRE) -- Innovation Beverage Group Limited (NASDAQ: IBG) (the “Company”), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, today announced the pricing of a public offering made on a reasonable best efforts basis with gross proceeds to the Company expected to be approximately $6 million, before deducting placement agent fees and other offering expenses payable by the Company.

The offering consists of 3,428,569 Common Units (or Pre-Funded Units), each consisting of (i) one (1) Ordinary Share or one (1) Pre-Funded Warrant, (ii) one (1) Series A Registered Common Warrant to purchase one (1) Ordinary Share per warrant at an exercise price of $1.75 and (iii) one (1) Series B Registered Common Warrant to purchase one (1) Ordinary Share per warrant at an exercise price of $1.75. The public offering price per Common Unit is $1.75 (or $1.74999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Series A Common Warrant is $1.75 per Ordinary Share. The Series A Common Warrants are exercisable immediately and expire 60 months after the initial issuance date. The number of securities issuable under the Series A Common Warrant is subject to adjustment as described in more detail in the registration statement on Form F-1 filed in connection with the offering. The initial exercise price of each Series B Common Warrant is $1.75 per Ordinary Share. The Series B Common Warrants are exercisable immediately and expire 60 months after the initial issuance date. The number of securities issuable under the Series B Common Warrant is subject to adjustment as described in more detail in the registration statement on F-1 filed in connection with the offering.

Aggregate gross proceeds to the Company are expected to be approximately $6 million. The transaction is expected to close on or about March 16, 2026, subject to the satisfaction of customary closing conditions. The Company expect to use $2,500,000 of the net proceeds to make a non-interest bearing loan to Blockfuel in order for Blockfuel to exercise its call right pursuant to the Securities Purchase Agreement dated as of December 24, 2025 by and among Blockfuel and the investors thereto. The Company expects to use the remaining net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

Aegis Capital Corp. is acting as the exclusive placement agent for the offering. Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to the Company. Kaufman & Canoles, P.C. is acting as U.S. counsel to Aegis Capital Corp.

A registration statement on Form F-1 (No. 333-294127) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on March 12, 2026. The offering is being made only by means of a prospectus. A final prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Innovation Beverage Group Limited

Innovation Beverage Group Ltd is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which disrupted a 200-year-old market leader, giving the Company a market dominating position in several territories including a partnership in Australia with Coca-Cola Europacific Partners. Established in 2018, IBG’s headquarters, distillery, innovation, and manufacturing facility are located in Sydney, Australia with a U.S. sales office in California. For more information visit: https://www.innovationbev.com/

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Contact:

Innovation Beverage Group Limited
Sahil Beri
CEO
sahil@innovationbev.com
www.innovationbev.com